Exhibit 99.1

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

March 3, 2025

The AES Corporation
Arlington, VA

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by The AES Corporation on or about March 3, 2025, which contains notification of the registrant’s inability to file its Form 10-K by March 3, 2025. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and reports on the Company’s consolidated financial statements and internal control over financial reporting as of and for the year ended December 31, 2024, to be included in its Form 10-K.

Very truly yours,

/s/ Ernst & Young LLP